PE
12-29-02


03058381


SEC MAIL
RECEIVED
PROCESSING
MAY 0 9 2003
WASH., D.C.
187
SECTION


Sylvan®

Sylvan Inc.
2002 Annual Report

CORPORATE PROFILE

Sylvan Inc. is a global leader in fungal technology and is the world's largest producer and distributor of spawn, the mushroom equivalent of seed. The company has differentiated its spawn products through state-of-the-art research, disciplined quality assurance procedures, proprietary production technology, and dedicated technical service to mushroom growers. Its products include spawn for the Agaricus, Pleurotus and Shiitake mushrooms and for a variety of other cultivated mushrooms. Sylvan operates ten spawn production facilities – two in the United States, five in Europe, one in Canada, one in South Africa and one in Australia – and distributes its products worldwide.

Sylvan complements its spawn offerings with a selection of related products for mushroom growers, including casing inoculum, nutritional supplements and disease-control agents. The company is a leading U.S. producer of fresh mushrooms at its Quincy Farms facility near Tallahassee, Florida.

Through its Bioproducts Division, Sylvan produces microorganisms on solid substrates for biotechnological applications in other industries – utilizing its proprietary technology and experience.

FINANCIAL HIGHLIGHTS

IN THOUSANDS EXCEPT PER SHARE DATA

	2002	2001	2000
For The Year:			
Net Sales	$ 88,192	$ 85,911	$ 85,947
Operating Income	9,060	10,991	11,514
Net Income	4,669	5,829	6,682
Net Capital Expenditures	6,144	8,599	6,104
Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)	14,932	17,227	17,425
At Year-end:			
Property, Plant and Equipment, Net	58,787	54,276	52,536
Total Debt	38,385	39,685	40,063
Shareholders' Equity	47,262	50,886	49,534
Earnings Per Share:			
Net Income per Common Share – Basic	$ 0.86	$ 1.06	$ 1.18
Net Income per Common Share – Diluted	0.86	1.05	1.18

TABLE OF CONTENTS

To Our Shareholders

For Sylvan and for the mushroom industry as a whole, 2002 was another challenging year. Our fresh mushrooms business continued to improve its operating earnings and completed the construction of two additional satellite facilities by the end of the year. While both our North American and European spawn operations experienced increased competition and lower spawn product sales volumes, sales of disease-control agents and nutritional supplements increased significantly in the Americas.

As the worldwide spawn industry leader, Sylvan continues to maintain more than 50% of the market share and is strongly positioned to take advantage of any growth opportunities and improvements that occur in our industry.

2002 - Year in Review

Our customers, both in the Americas and overseas, experienced difficult market conditions in 2002. Overall consumer demand for mushrooms was lower than for 2001 and competition for sales increased dramatically. We experienced this greater competition in both the Spawn Products and the Fresh Mushrooms Segments of our business. The reasons for the difficult market conditions are diverse; therefore, I believe it would be useful to review the major challenges of 2002.

The American mushroom industry experienced reduced demand for fresh mushrooms, due largely to much lower business and tourist travel in 2002 than in 2001. This decreased demand caused downward pressure on mushroom prices, especially in the area of processed mushrooms, where product is sold when the demand in the fresh market decreases. Prices paid for processed mushrooms declined by more than 50%. Some mushroom farms were forced to close, resulting in a reduction in planting area. Given the weakness of the industry, we expect additional closures in the future.

The European mushroom industry's challenges were substantially different and not related to a lower demand for the product. European supermarkets began to purchase mushrooms in an auction format, creating a competitive situation similar to that of the U.S. market, but not seen before in the European market. Many mushroom marketing companies, afraid of losing business, lowered their selling prices in an effort to maintain overall volume. This lowering of prices rippled through the industry and it was not long before growers reduced plantings in an effort to help improve the pricing situation.

In the United Kingdom, the relative currency exchange rates between the British pound and the euro created an opportunity for growers in the Netherlands, Ireland and other European countries to export mushrooms to the United Kingdom at very competitive prices. The increase in competition in that market placed additional pressure on an already weakened industry and the result was the closure of many of the mushroom farms. The combination of these two situations reduced the total pounds produced in the European market and, therefore, reduced demand for spawn.

In addition to the challenges experienced by mushroom growers in 2002, Sylvan experienced an increase in pressure from our spawn competitors. Sylvan's strategic evaluation, announced in May 2002, inadvertently created concern for our customers and an opportunity for the competition to attack our leading market share. Our usually loyal customers became nervous about the possibility of Sylvan being managed by industry outsiders. The competition reduced prices in an effort to take full advantage of this opportunity. Some of our customers, who had previously purchased 100% of their spawn requirements from Sylvan, began purchasing 10% to 20% from the competition in an effort to reduce their exposure.

In October 2002, Sylvan announced that the strategic evaluation culminated in an enhanced share buyback program. This program authorizes Sylvan to purchase up to 1.3 million shares of Sylvan stock over a three-year time period. In the fourth quarter of 2002, we purchased 310,000 shares. I believe that this outcome is positive for our shareholders and helps to put to rest the concerns raised by some of our customers.

How did Sylvan fare with the challenges of 2002?

Quincy Farms, our Florida mushroom operation, was able to boost profitability 9% in 2002 by increasing productivity and providing a better quality mushroom. The two satellite growing facilities, built in 2001, contributed immensely by providing a higher-quality mushroom for our marketing partner to sell. This situation should be further enhanced by the addition of two more satellite farms that were completed in the fourth quarter of 2002. At the main farm, overall yields and quality also improved.

The Spawn Products Segment shouldered the bulk of the industry pressures as operating profits slipped 11%. The Americas division was able to offset some of its spawn product volume slippage with increased disease control and nutritional supplement sales, albeit at lower gross margins than our spawn products. The lower spawn product volume sales in Europe resulted in a 1.3 million euro decrease in profitability, constituting most of the segment variance from the 2001 profit levels. The bioproducts division had lower sales than in 2001, but did an excellent job of reducing costs and kept its operating loss to a relatively low number.

Corporate expenses increased about $0.9 million, primarily due to the cost of the strategic evaluation and the decrease in the net periodic pension benefit. Increases in other administrative costs were offset by lower executive bonuses.

Outlook

I expect 2003 to be another challenging year and the first few months have reinforced my expectations.

The increased competitive pressures Sylvan experienced in 2002 are continuing; however, we are now aggressively addressing the competitive pressures in order to take back the market share that we lost in 2002. We expect to increase spawn product volumes in the Americas through innovative marketing efforts to our customers. Although this will decrease our average selling price, we believe it should set the stage for increased profitability in the future.

Our European operations have experienced continued lower spawn product volumes in line with the reduced plantings the industry experienced in the fourth quarter of 2002. This softness translates into lower profitability for the European division. However, any industry movements to increase overall plantings should begin to increase profitability.

The bioproducts division anticipates increased sales of the specialized mushroom which is sold to a Japanese customer. This will be an important contributor to a projected overall divisional sales increase. Combined with tight cost controls, we see an opportunity for the bioproducts division to return to profitability in 2003.

We expect the Fresh Mushrooms Segment's operating income to again improve in 2003 and the Quincy restructuring that has taken place over the past three years provides a model for expansion in the future. The additional satellite growing facilities at Quincy will enable us to manage this operation in a more productive and efficient manner.

With decreased plantings and increased competition, controlling costs is an important part of our operating plans for 2003. We have reduced overhead in many areas as we address this situation.

Summary

The future for Sylvan remains strong with the prospect of returning to more historical operating profits in 2004. The company continues to be the leader in its industry with its market share still exceeding 50% globally and the closest competition being below 10%. Our earnings before interest, taxes, depreciation and amortization (EBITDA) in 2002 was $15 million and we expect a similar, although slightly lower, amount for 2003. Additionally, we estimate our earnings per share to approximate the $0.86 we earned in 2002.

Sylvan is well-positioned to take advantage of any recoveries in the mushroom industry and is ready for growth opportunities that may appear on the horizon. Until then, we expect to continue generating strong cash flows and stable returns as we serve the mushroom industry and strive to improve value for our shareholders.



Dennis C. Zensen
Chairman, President and
Chief Executive Officer

March 31, 2003

Management's Discussion and Analysis

RESULTS OF OPERATIONS COMPARISON OF 2002 WITH 2001

NET SALES

Net sales for 2002 were $88.2 million, a $2.3 million increase from the $85.9 million for 2001. Net sales in the Fresh Mushrooms Segment increased $1.9 million and net sales in the Spawn Products Segment increased $0.4 million. On average, the U.S. dollar was approximately 4.5% weaker in 2002, when measured against the company's applicable foreign currencies, than in 2001. The effect of this weakening increased net sales and operating income during 2002, as compared with 2001, by approximately $2.4 million and $200,000, respectively. International sales, as a percentage of net sales, were 48.7% in 2002 and 50.2% in 2001.

Spawn Products: Net sales of spawn and spawn-related products were $64.0 million, as compared with $63.6 million for 2001. Foreign currency translation fluctuations had the effect of increasing sales on a year-over-year comparison by $2.4 million. Sales of disease-control agents and nutritional supplements increased $1.5 million, or 10.9%, and accounted for 17.9% of Sylvan's consolidated net sales. Spawn product sales volume decreased 3.7%, with a 6.7% decrease in the Americas and a 2.0% decrease in overseas markets, decreasing net sales by $1.9 million. The volume decrease in the Americas related to the continued changing of market conditions in the mushroom industry, which began in 2001 and increased competitive pressures. The volume decreases in the overseas markets related to the closure of mushroom farms in the United Kingdom and a reduction in plantings during the fourth quarter of 2002 in the Netherlands. The average local market price in international locations decreased 1.9% due to lower volumes sold in territories with higher selling prices. The effect of this territorial shift in 2002 was a decrease in net sales of approximately $0.7 million. The average overseas U.S. dollar equivalent selling price was 3.4% higher during 2002, as compared with 2001, due to the weakening of the U.S. dollar. The selling price in the Americas was essentially unchanged. Net sales of the bioproducts division decreased $0.7 million due to increased Chinese competition for sales of a specialized variety of mushroom.

On August 16, 2002, the U.S. Department of Agriculture released its annual statistical report on mushrooms covering the fiscal year July 2001 through June 2002. The Department reported that the amount of Agaricus growing area planted was virtually equal to the prior fiscal year and 9.6% lower than the fiscal year ended June 2000. Sylvan experienced additional price and payment-term competition in the United States during the second half of 2001 coinciding with the reduction in the growing area planted. The competitive situation intensified during the second half of 2002.

Fresh Mushrooms: Net sales of fresh mushrooms increased 8.1% during 2002 to $25.5 million, as compared with $23.6 million for 2001. This increase was due to a 4.3% increase in the number of pounds sold and a 0.6% higher selling price per pound. Quincy Farms generated an increase in its yield per square foot and an improvement in the quality of its mushrooms. The first two satellite farms, which commenced operations during the second quarter of 2001, purchased $1.3 million of ready-to-grow mushroom compost and sold approximately $3.0 million of high-quality mushrooms to Quincy for immediate resale to its third-party marketer. In December 2002 and January 2003, Quincy completed two additional satellite farms. These additions are expected to improve operating profit for 2003.

COST OF SALES

The company's cost of sales, expressed as a percentage of net sales, was 59.1% for 2002 and 58.0% for 2001. Lower margins were experienced in the Fresh Mushrooms Segment and in the Spawn Products Segment.

Spawn Products: The cost of sales, as a percentage of net sales, was 54.0% for 2002, as compared with 53.2% for 2001. Spawn production during 2002 was 4.0% lower than for 2001, spreading costs that are primarily fixed in nature over fewer units. The company also increased sales of disease-control agents and nutritional supplements, which have a lower margin than mushroom spawn. The overall discard rate for spawn production was 4.8% in 2002 and 5.8% in 2001.

Fresh Mushrooms: The cost of sales percentage was 68.9% for 2002 and 67.7% for 2001. The cost of sales percentage increased due to an increase in the purchase and immediate resale of mushrooms from the satellite farms which provide a small gross margin. However, Quincy was able to improve yield efficiencies and increase operating income in 2002. In addition, the sale of ready-to-grow mushroom compost to the satellite farms contributed to the improved financial performance. The cost of sales percentage is expected to increase for 2003 correlating to the increase in the purchase and immediate resale of mushrooms from the satellite farms, but the company anticipates an increase in operating income related to this structure.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased to $19.4 million, or 22.0% of net sales, as compared with $18.0 million, or 21.0%, for 2001. Of the increase in selling and administrative expenses for 2002 versus 2001, $1.1 million consisted primarily of a $0.4 million increase in the allowance for doubtful accounts, a $0.4 million increase in salaries, benefits and insurance, and an approximately $0.3 million increase for professional fees related to the strategic evaluation completed during 2002. In addition, the weakening of the U.S. dollar had the effect of increasing selling and administrative expenses by $0.3 million during 2002, as compared with 2001. The company also recorded $0.2 million of net periodic benefit income during 2002 from a pension plan of a former subsidiary. The net periodic pension expense for 2003 is expected to be $0.7 million.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased 14.2% in 2002 to $2.0 million, when compared with $1.7 million in 2001. The company increased mushroom breeding activities during 2002 in cooperation with a Dutch research organization. The company expects Research and Development expenses for 2003 to be similar to 2001 expenditures.

DEPRECIATION EXPENSE

Depreciation expense was $5.6 million in 2002, an increase of 5.0% over the $5.4 million reported for 2001. Most of this increase related to the relatively weaker U.S. dollar.

INTEREST EXPENSE

Net interest expense for 2002 was $1.9 million, 26.3% lower than the interest expense recorded for 2001. The effective interest rate for 2002 was 5.0%, as compared with 6.7% for 2001. Also during 2002, the company recorded interest income of $12,000 related to hedge instruments under SFAS No. 133. During 2002, the company had variable-to-fixed interest rate swaps in place to manage interest rate risk that increased the average borrowing rate 1.5%. During 2001, swaps increased the average borrowing rate 0.6%.

INCOME TAX EXPENSE

The company's overall effective tax rate for 2002 was 33.5%. The effective tax rate for 2001 was 29.5%. The higher effective tax rate for 2002 was the result of a larger portion of the company's taxable income being derived from higher tax-rate jurisdictions.

RESULTS OF OPERATIONS COMPARISON OF 2001 WITH 2000

NET SALES

Net sales were $85.9 million for both 2001 and 2000. A $1.6 million increase in the Fresh Mushrooms Segment sales was offset by a decrease in the Spawn Products Segment sales. On average, the U.S. dollar was approximately 5% stronger, when measured against the company's applicable foreign currencies, than for 2000. The effect of this strengthening decreased sales and operating income during 2001, as compared with 2000, by approximately $2.7 million and $225,000, respectively. International sales, as a percentage of net sales, were 50% in 2001 and 51% in 2000.

Spawn Products: Net sales of spawn and spawn-related products were $63.6 million, a 3% decrease when compared with the net sales of $65.2 million for 2000. This decrease was due to four offsetting factors. First, sales of disease-control agents and nutritional supplements increased $1.6 million, or 13%, and accounted for 17% of Sylvan's consolidated net sales. Second, spawn product sales volume decreased 4%, with a 16% decrease in the Americas, countered by a 4% increase in overseas markets. Most of the volume decrease in the Americas related to changing market conditions in the mushroom industry. Third, foreign currency translation fluctuations had the effect of reducing sales on a year-over-year comparison by $2.7 million. Fourth, the effect of 2001 local market price increases in international locations was approximately $1.2 million.

The August 17, 2001 U.S. Department of Agriculture annual statistical report on mushrooms, covering the fiscal year July 2000 through June 2001, reported a 10% reduction in the amount of Agaricus growing area planted. This reduction, combined with additional farm closings in the third and fourth quarters of 2001, decreased Sylvan's available market in the United States by approximately 15%. The J.B. Swayne customer base, which was acquired in November 1999, was substantially unaffected. Sylvan experienced additional price and payment-term competition in the United States during the second half of 2001.

The overseas U.S. dollar equivalent selling price was 4% lower during 2001, as compared with 2000, due to the strengthening of the U.S. dollar. The selling price in the Americas decreased by less than 1%.

Fresh Mushrooms: Net sales of fresh mushrooms increased 7% during 2001 to $23.6 million, as compared with $22.0 million for 2000. This increase was due to a 3% increase in the number of pounds sold and a 1% higher selling price per pound. Quincy Farms generated an increase in its yield per square foot and an improvement in the quality of its mushrooms. The first two satellite farms, which commenced operations during the second quarter of 2001, purchased $0.7 million of ready-to-grow mushroom compost and sold approximately $1.3 million of high-quality mushrooms to Quincy for immediate resale to its third-party marketer.

The southeastern United States, the market for Quincy's production, experienced lower demand for fresh mushrooms by restaurants, convention centers and other components of the food service industry after September 11, 2001. As a result, Quincy's average selling price per pound decreased approximately 4% from pre-September 11 pricing.

COST OF SALES

The company's cost of sales, expressed as a percentage of net sales, was 58.0% for 2001 and 55.8% for 2000. Improved margins in the Fresh Mushrooms Segment were more than offset by lower margins in the Spawn Products Segment.

Spawn Products: The cost of sales, as a percentage of net sales, was 53.2% for 2001, as compared with 50.5% for 2000. The increase was due to two factors. First, spawn production in the Americas during 2001 was 13.3% lower than for 2000, spreading costs that are primarily fixed in nature over fewer units. Second, the company generated sales increases of disease-control agents and nutritional supplements, which have a lower margin than mushroom spawn. The overall discard rate for spawn production was 5.8% in both 2001 and 2000.

Fresh Mushrooms: The cost of sales percentage was 67.7% for 2001 and 68.1% for 2000. Quincy improved yield efficiencies, spreading growing area costs that are primarily fixed in nature over more pounds. In addition, the sale of ready-to-grow mushroom compost to the satellite farms contributed to the improved financial performance.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses decreased to $18.0 million, or 21.0% of net sales, as compared with $19.5 million, or 22.7%, for 2000. Approximately $0.4 million of this decrease related to three nonrecurring items recorded in the Spawn Products Segment during the first quarter of 2000. The strengthening of the U.S. dollar had the effect of decreasing selling and administrative expenses by $0.4 million during 2001, as compared with 2000. The remaining decrease of $0.7 million in selling and administrative expenses, for 2001 versus 2000, was the result of a reduction in general administrative expenditures, some of which related to the incorporation of the Swayne acquisition into Sylvan's North American spawn operations. The company recorded $0.6 million of net periodic benefit income during 2001 from a pension plan of a former subsidiary.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses decreased 2% in 2001 to $1.7 million, when compared with $1.8 million in 2000.

DEPRECIATION EXPENSE

Depreciation expense was $5.4 million in 2001, an increase of 3% over the $5.2 million reported for 2000. This increase resulted from new capital assets placed into service.

INTEREST EXPENSE

Net interest expense for 2001 was $2.5 million, virtually equal to the interest expense for 2000. The effective interest rate for 2001 was 6.7%, as compared with 6.9% for 2000. During 2001, the company recorded interest expense of $132,000 related to SFAS No. 133. The effective borrowing rate for 2001, excluding the effect of SFAS No. 133, was 6.3%. During 2001, the company had variable-to-fixed interest rate swaps in place to manage interest rate risk that increased the average borrowing rate 0.61%. During 2000, swaps decreased the average borrowing rate 0.45%.

INCOME TAX EXPENSE

The company's overall effective tax rate for 2001 was 29.5%. In 2000, the company reported an overall effective tax rate of 22%. Excluding the benefit of a net operating loss carryforward recorded from a merger of two subsidiaries, the rate for 2000 was 28%. This higher effective tax rate for 2001 was the result of a larger portion of the company's taxable income being derived from higher tax-rate jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

Sylvan evaluates its liquidity and capital resources position by comparing its investment opportunities with its cash position, operating cash flow trends and credit availability. Available credit under the company's $55.0 million revolving credit agreement was $18.0 million as of December 29, 2002. The agreement provides for a $5.0 million reduction of the total credit amount in 2003 and an additional $5.0 million reduction in 2004.

Net cash provided by operating activities was $12.7 million in 2002, as compared with $10.7 million in 2001 and $9.7 million for 2000. As of December 30, 2001, the company maintained a French-franc denominated cash balance of approximately FF16.2 million ($2.2 million) with a U.S. bank in support of a loan advanced by a European bank. This balance was reported under "Other Current Assets" in the accompanying consolidated balance sheets as of December 30, 2001. This reduction of the cash balance increased net cash provided by operating activities by $2.2 million.

Cash used in investing activities was $6.1 million for 2002, as compared with $8.7 million and $6.2 million during 2001 and 2000, respectively. Most of the cash used in investing activities was for capital expenditures, net of proceeds from the sale of assets, which totaled $6.1 million in 2002, $8.6 million in 2001 and $6.1 million in 2000. Most of the growth capital expenditures for 2002 and 2001 were related to two business-growth projects: Quincy's satellite farms ($3.0 million) and the Canadian spawn plant ($2.7 million). Maintenance capital for 2002 was $3.4 million.

Net capital expenditures in 2003 are not expected to exceed $4.0 million for existing operations, with additional expenditures as may be required for acquisitions or new initiatives.

During 2002, cash of $6.8 million was used in financing activities, as compared with $1.8 million and $5.2 million during 2001 and 2000, respectively. During 2002, the company purchased 333,321 shares of Sylvan stock at an average price of $10.60 per share. By comparison, 107,271 and 215,235 shares were purchased at average prices of $11.37 and $9.37 during 2001 and 2000, respectively. In the fourth quarter of 2002, the company announced a three-year stock buyback program to purchase a total of 1.3 million shares. The company purchased 310,000 shares under this program in 2002. Management expects to continue the purchase program during 2003, subject to price and share availability conditions that make such purchases financially beneficial and appropriate.

Net payments to reduce debt and revolving credit obligations were $3.6 million in 2002, as compared with $0.7 million in 2001 and $3.3 million in 2000. The decreases in outstanding debt related primarily to the positive cash flows from operations in excess of capital additions and Sylvan share purchases. The company routinely assesses its requirements for additional capital investments as it experiences continued growth in its operations. The revolving credit facility and net operating cash flows are expected to provide sufficient funding for projected 2003 capital expenditures.

The recent declines in equity markets and interest rates have had a negative impact on the company's pension plan liability and fair value of plan assets. As a result, the accumulated benefit obligation exceeded the fair value of plan assets at the end of 2002, which resulted in a $9.5 million charge to shareholders' equity.

The company was not in compliance with one of the financial covenants of its revolving credit agreement as of December 29, 2002 due to the recording of the $9.5 million minimum pension liability adjustment to "Accumulated Other Comprehensive Income" during 2002. In the first quarter of 2003, the company and its banks signed an amendment to the revolving credit agreement to adjust for the recording of the minimum pension liability adjustment and waive the loan covenant violation. The adjustment and waiver are effective as of December 29, 2002 and continue through August 5, 2005.

Sylvan has never paid and does not intend to pay cash dividends in the future. The company currently has a policy of retaining its earnings to fund operations, expansion and the purchase of treasury shares. The company's revolving credit agreement contains financial covenants that permit, but limit, the payment of dividends by Sylvan.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this standard related to the rescission of SFAS No. 4 should be applied in fiscal years beginning after May 15, 2002. All other provisions of this standard must be applied for financial statements issued on or after May 15, 2002. The adoption of this pronouncement did not have a material impact on the company.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred as opposed to on the date an entity commits to the exit or disposal plans. The provisions of this standard are effective for activities initiated after December 31, 2002. The adoption of this pronouncement is not expected to have a material impact on the company.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of the Statement are applicable to all companies with stock-based compensation. The provisions of this standard are effective for fiscal years ending after December 15, 2002. The adoption of this pronouncement did not have a material impact on the company as no change was made to the method of accounting for stock-based compensation.

In January 2003, the Financial Accounting Standards Board issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. It requires that companies determine whether a non-consolidated entity is a variable interest entity, as defined by FIN No. 46, and which company is the primary beneficiary of the variable interest entity's activities. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003 and apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The company is currently evaluating the impact of adopting this interpretation.

EURO CURRENCY

The euro was introduced in Europe on January 1, 1999. Of the 15 member countries of the European Union, 11 agreed to adopt it as their legal currency on that date. Fixed conversion rates between the existing currencies of these 11 countries and the euro were established as of that date. The final conversion to the euro on January 1, 2002 did not have a material impact on Sylvan's business or financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates, and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Areas of uncertainty that require judgments, estimates, and assumptions include the accounting for derivatives, environmental matters, the testing of goodwill and other intangible assets for impairment, pensions and other postretirement benefits, and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will differ from those estimates and assumptions that are used to prepare the company's financial statements. Despite these inherent limitations, management believes that Management's Discussion and Analysis (MD&A) and the financial statements and related footnotes provide a fair presentation. A discussion of the judgments and uncertainties associated with accounting for derivatives can be found in the Market Risks section of the MD&A.

A summary of the company's significant accounting policies is included in Note 1 to the Consolidated Financial Statements. Management believes that the application of these policies on a consistent basis enables the company to provide the users of the financial statements with useful and reliable information about the company's operating results and financial condition.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates amortization of goodwill and amortization of indefinitely lived intangible assets and provides for impairment tests to be performed at least annually. Sylvan adopted this pronouncement on December 31, 2001, which was the first day of Sylvan's 2002 fiscal year. During the quarter ended March 31, 2002, the company retained a professional services firm to complete the initial assessment to test for transitional goodwill impairment as of December 31, 2001 and a subsequent assessment as of September 29, 2002. The assessments determined that there was no goodwill impairment. During the fiscal year ended December 30, 2001, the company recorded goodwill amortization of approximately $0.5 million.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under its provisions, all tangible long-lived assets, whether to be held and used or to be disposed of by sale or other means, will be tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Sylvan adopted this pronouncement on December 31, 2001. The adoption of this pronouncement did not have a material impact on the company.

Other areas of significant judgments and estimates include the liabilities and expenses for pensions and other postretirement benefits. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability and the long-term rate of return on plan assets. The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. Effective October 31, 2002, Sylvan reduced the assumption for the expected long-term return on plan assets to 8.5% from 9.0%.

The recent declines in equity markets and interest rates have had a negative impact on the company's pension plan liability and fair value of plan assets. As a result, the accumulated benefit obligation exceeded the fair value of plan assets at the end of 2002, which resulted in a $9.5 million charge to shareholders' equity.

Sylvan is a global company and records an estimated liability for income taxes based on what it determines will likely be paid in the various tax jurisdictions in which it operates. Management uses its best judgment in the determination of these amounts; however, the liabilities ultimately realized and paid are dependent on various matters and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the amount recorded.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

From time to time in this annual report, references are made to expectations that are capable of influencing Sylvan's future financial performance, such as the profit contribution and cost of sales impact of the satellite farms, changes in capital expenditures and in research and development expenditures, the continuation of the company's share purchase program, cash flows from operations and bank borrowings, and future interest rate sensitivity. Events could turn out to be significantly different from what is expected. The following factors, among others, in some cases have affected and in the future could affect the company's financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements:

- pricing or product initiatives of the company's competitors;
- changes in exchange risks with respect to currencies used in the company's markets;
- the loss of key executives or other employees of the company;
- failure to achieve production yield expectations;
- the loss of a major customer;
- market-driven fluctuations of the values of assets in the defined benefit plan of a former subsidiary of the company; and
- acts of terrorism or war or concerns of the public about such acts or threats of such acts.

Consolidated Balance Sheets

Sylvan Inc. and Subsidiaries

ASSETS

IN THOUSANDS

	DEC. 29, 2002	DEC. 30, 2001
Current Assets:		
Cash and cash equivalents	$ 5,624	$ 5,072
Trade accounts receivable, net of allowance for doubtful accounts of $795 and $440, respectively	14,399	13,133
Inventories	11,425	10,119
Prepaid income taxes and other expenses	1,495	1,437
Other current assets	1,494	4,206
TOTAL CURRENT ASSETS	34,437	33,967
Property, Plant and Equipment:		
Land and improvements	3,987	3,711
Buildings	43,699	38,021
Equipment	56,895	51,014
	104,581	92,746
Less-Accumulated depreciation	(45,794)	(38,470)
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	58,787	54,276
INTANGIBLE ASSETS, net of accumulated amortization of $4,691 and $4,078, respectively	12,321	11,036
OTHER ASSETS, net of accumulated amortization of $597 and $491, respectively	1,261	7,811
TOTAL ASSETS	**$ 106,806**	**$ 107,090**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

Sylvan Inc. and Subsidiaries

LIABILITIES AND SHAREHOLDERS' EQUITY

IN THOUSANDS EXCEPT SHARE DATA

	DEC. 29, 2002	DEC. 30, 2001
Current Liabilities:		
Current portion of long-term debt	$ 223	$ 2,430
Accounts payable – trade	3,895	3,833
Accrued salaries, wages and employee benefits	2,771	2,635
Other accrued liabilities	1,413	905
Income taxes payable	1,545	942
TOTAL CURRENT LIABILITIES	9,847	10,745
LONG-TERM AND REVOLVING-TERM DEBT	38,162	37,255
Other Long-Term Liabilities:		
Other employee benefits	9,538	1,362
Other	256	5,162
TOTAL OTHER LONG-TERM LIABILITIES	9,794	6,524
MINORITY INTEREST	1,741	1,680
Shareholders' Equity:		
Common stock, voting, par value $.001, 10,000,000 shares authorized, 6,728,405 and 6,694,272 shares issued in 2002 and 2001, respectively	7	7
Additional paid-in capital	17,284	17,055
Retained earnings	64,965	60,296
Less-Treasury stock, at cost, 1,597,274 and 1,263,953 shares in 2002 and 2001, respectively	(16,669)	(13,136)
	65,587	64,222
Accumulated other comprehensive loss	(18,325)	(13,336)
TOTAL SHAREHOLDERS' EQUITY	47,262	50,886
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 106,806**	**$ 107,090**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

Sylvan Inc. and Subsidiaries

IN THOUSANDS EXCEPT SHARE DATA

	2002	2001	2000
NET SALES	$ 88,192	$ 85,911	$ 85,947
Operating Costs and Expenses:			
Cost of sales	52,109	49,818	47,937
Selling and administrative	19,416	18,006	19,500
Research and development	1,965	1,721	1,763
Depreciation	5,642	5,375	5,233
	79,132	74,920	74,433
OPERATING INCOME	9,060	10,991	11,514
INTEREST EXPENSE, NET	1,865	2,532	2,529
OTHER EXPENSE	3	19	155
INCOME BEFORE INCOME TAXES	7,192	8,440	8,830
Provision (Benefit) for Income Taxes:			
Current	2,082	2,216	2,206
Deferred	324	274	(226)
	2,406	2,490	1,980
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	4,786	5,950	6,850
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	117	121	168
NET INCOME	**$ 4,669**	**$ 5,829**	**$ 6,682**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	**5,402,859**	**5,500,799**	**5,658,860**
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT SHARES	**5,454,700**	**5,551,673**	**5,665,974**
NET INCOME PER SHARE – BASIC	**$ 0.86**	**$ 1.06**	**$ 1.18**
NET INCOME PER SHARE – DILUTED	**$ 0.86**	**$ 1.05**	**$ 1.18**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' Equity

Sylvan Inc. and Subsidiaries

IN THOUSANDS EXCEPT SHARE DATA

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE, Jan. 2, 2000	$ 7	$ 16,801	$ 47,785	$ (10,166)	$ (7,203)	$ 47,224
Net income	-	-	6,682	-	-	6,682
Foreign currency translation adjustment	-	-	-	-	(2,705)	(2,705)
Comprehensive income						3,977
Exercise of 10,000 stock options and compensation expense, net of tax	-	104	-	53	-	157
Purchase of treasury stock	-	-	-	(2,017)	-	(2,017)
Issuance of treasury stock	-	(20)	-	213	-	193
BALANCE, Dec. 31, 2000	7	16,885	54,467	(11,917)	(9,908)	49,534
Net income	-	-	5,829	-	-	5,829
Foreign currency translation adjustment	-	-	-	-	(3,092)	(3,092)
Unrealized losses on derivatives designated and qualified as cash flow hedges, net of tax	-	-	-	-	(336)	(336)
Comprehensive income	-	-	-	-	-	2,401
Exercise of 12,671 stock options and compensation expense, net of tax	-	170	-	-	-	170
Purchase of treasury stock	-	-	-	(1,219)	-	(1,219)
BALANCE, Dec. 30, 2001	7	17,055	60,296	(13,136)	(13,336)	50,886
Net income	-	-	4,669	-	-	4,669
Foreign currency translation adjustment	-	-	-	-	5,042	5,042
Unrealized losses on derivatives designated and qualified as cash flow hedges, net of tax	-	-	-	-	(519)	(519)
Minimum pension liability adjustment, net of tax	-	-	-	-	(9,512)	(9,512)
Comprehensive loss	-	-	-	-	-	(320)
Exercise of 34,133 stock options and compensation expense, net of tax	-	229	-	-	-	229
Purchase of treasury stock	-	-	-	(3,533)	-	(3,533)
BALANCE, Dec. 29, 2002	**$ 7**	**$ 17,284**	**$ 64,965**	**$ (16,669)**	**$ (18,325)**	**$ 47,262**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Sylvan Inc. and Subsidiaries

IN THOUSANDS	2002	2001	2000
CASH FLOWS FROM OPERATIONS:			
Net income	$ 4,669	$ 5,829	$ 6,682
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	5,872	6,114	5,998
Employee benefits	216	373	(193)
Trade accounts receivable	(152)	(753)	(183)
Inventories	(470)	1	(697)
Prepaid expenses and other assets	3,008	(852)	(900)
Accounts payable, accrued expenses and other liabilities	620	(35)	(1,072)
Minority interest	108	157	319
Other	(1,133)	(155)	(212)
NET CASH PROVIDED BY OPERATIONS	12,738	10,679	9,742
CASH FLOWS FROM INVESTING:			
Expenditures for property, plant and equipment	(6,144)	(8,744)	(7,012)
Proceeds from sale of fixed assets	-	145	908
Earn-out payment on prior period acquisition	-	(125)	(125)
NET CASH USED IN INVESTING	(6,144)	(8,724)	(6,229)
CASH FLOWS FROM FINANCING:			
Principal payments on long-term debt	(2,393)	(285)	(72)
Proceeds from long-term debt borrowings	-	49	172
Net repayments under revolving credit loan	(1,224)	(509)	(3,350)
Proceeds from exercise of stock options	335	134	87
Purchase of treasury shares	(3,533)	(1,219)	(2,017)
NET CASH USED IN FINANCING	(6,815)	(1,830)	(5,180)
EFFECT OF EXCHANGE RATES ON CASH	773	(424)	(563)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	552	(299)	(2,230)
CASH AND CASH EQUIVALENTS, BEGINNING OF FISCAL YEAR	5,072	5,371	7,601
CASH AND CASH EQUIVALENTS, END OF FISCAL YEAR	**$ 5,624**	**$ 5,072**	**$ 5,371**
Supplemental Disclosure of Cash Flow Data:			
Interest paid	$ 1,942	$ 2,402	$ 2,651
Income taxes paid	2,052	2,394	2,153

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Sylvan Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Period

The company maintains its accounting records on a 52-53 week fiscal year ending the Sunday nearest December 31. The 2002, 2001 and 2000 fiscal years were 52 weeks.

Principles of Consolidation

The accounts of majority-owned or controlled subsidiaries are included in the company's statements only for the period subsequent to their acquisition. All material intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The financial statements are prepared in conformity with generally accepted accounting principles in the United States and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates.

Cash and Cash Equivalents

All cash equivalents are stated at cost, which approximates market. The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. As of December 30, 2001, the company maintained a French-franc denominated cash balance of approximately FF16.2 million ($2.2 million) with a U.S. bank in support of a loan advanced by a European bank. This balance was reported under "Other Current Assets" in the accompanying consolidated balance sheets as of December 30, 2001.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment

The company's property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives.

Upon disposal of property items, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items and any resulting gain or loss is reflected in income.

For financial reporting purposes, the company considers its depreciable assets to have the following useful lives:

Land improvements	10-20 years
Buildings	30-40 years
Equipment	2-15 years

The company owns four satellite mushroom growing facilities, which have an aggregate cost of $3.4 million and accumulated depreciation of $117,000, based on a 20-year estimated useful life. Each of the facilities is leased to an unrelated third party for $140,000 per year. The leases have a one-year term and may be extended for an additional five years. The lessees have the right to purchase the satellite assets at Sylvan's original cost of construction after the completion of the first year's lease term.

The satellite farms purchased $1.3 million of ready-to-grow mushroom compost in 2002 and $0.7 million in 2001. The satellites also sold to Quincy, for immediate resale to its third-party marketer, $3.0 million of high-quality mushrooms in 2002 and $1.3 million in 2001.

Repair and Maintenance
Repair and maintenance costs are expensed as incurred.

Research and Development
Research and development costs are expensed as incurred.

Revenue Recognition
The company recognizes revenue when the title and risk of loss of the goods sold pass to the customer at the time of shipment.

Earnings Per Common Share
Earnings per share were calculated using the weighted average number of shares outstanding during the period and including the effect of stock options outstanding.

The following table reflects the calculation of earnings per share:

IN THOUSANDS EXCEPT SHARE DATA

	FISCAL YEAR ENDED		
	DEC. 29, 2002	DEC. 30, 2001	DEC. 31, 2000
Basic Earnings Per Share:			
Net income	$ 4,669	$ 5,829	$ 6,682
Average shares outstanding	5,402,859	5,500,799	5,658,860
Earnings per share	$ 0.86	$ 1.06	$ 1.18
Diluted Earnings Per Share:			
Net income	$ 4,669	$ 5,829	$ 6,682
Average shares outstanding	5,402,859	5,500,799	5,658,860
Effect of stock options	51,841	50,874	7,114
Diluted average shares outstanding	5,454,700	5,551,673	5,665,974
Earnings per share	$ 0.86	$ 1.05	$ 1.18

Options to purchase approximately 295,000, 305,000 and 638,000 shares of common stock for the fiscal years ended 2002, 2001 and 2000, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the company's common shares for the respective years.

Foreign Currency Translation

The financial statements of all foreign operations are translated using the standards established by Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Assets and liabilities of non-U.S. operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at the average exchange rates for the year. The resulting net translation adjustments are recorded as a separate component of shareholders' equity. Transaction gains and losses are reflected in income.

Foreign Currency Exchange Risk Management

The company evaluates and hedges foreign currency exchange risk exposure on a transaction-by-transaction basis. As of December 29, 2002, the company had no outstanding foreign currency exchange contracts.

Interest Rate Risk Management

The company uses interest rate swap agreements to convert a portion of its floating rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future results. The company has these agreements with its banks as counterparties. The agreements replace the floating (euro rate) LIBOR basis with a 90-day fixed LIBOR basis as described in the table below. At the end of each 90-day period, the company and its counterparties make appropriate payments to settle the difference between the floating rate LIBOR and the fixed rate LIBOR. When the floating rate LIBOR exceeds the fixed rate LIBOR at the beginning of a 90-day term, the counterparties will pay the difference between the rates for the appropriate notional amount to the company. Conversely, when the fixed rate exceeds the floating rate, the company will pay its counterparties. Amounts receivable or payable under these swap agreements are recorded as an adjustment to interest expense. The company's contractual swap agreements as of December 29, 2002 are as follows:

NOTIONAL AMOUNT	EFFECTIVE DATE	EXPIRATION DATE	FAIR MARKET VALUE	FIXED RATE	LIBOR MAXIMUM RATE
$ 10,000,000	February 25, 2000	August 25, 2007	$ (1,141,789)	5.48%	7.00%
5,000,000	October 4, 1999	October 6, 2003	(179,960)	5.02%	-

Effective January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. The transition adjustment on January 1, 2001 resulted in a net charge of $56,000 (after tax), which was recorded in "Accumulated Other Comprehensive Loss."

Floating-to-fixed interest rate swap agreements, designated as cash flow hedges, hedge the company's floating rate debt and mature at various times through August 2007. The fair value of these contracts, as determined by the counterparties, is recorded in the balance sheet, with the offset to "Accumulated Other Comprehensive Loss," net of tax. The company expects to expense $36,000 in 2003 related to these derivative instruments, based on interest rates at December 29, 2002.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instruments could be exchanged in a transaction between willing parties. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments. Additionally, interest rate swaps are recorded at fair value in accordance with SFAS No. 133.

Valuations for long-term debt are determined based on borrowing rates currently available to the company for loans with similar terms, currencies and maturities and were as follows:

IN THOUSANDS	DEC. 29, 2002		DEC. 30, 2001	
Fair value	$	37,809	$	39,162
Carrying amount		38,385		39,685

The company's financial instruments are not held for trading purposes.

Comprehensive Loss

The components of accumulated other comprehensive loss consisted of the following:

IN THOUSANDS	DEC. 29, 2002		DEC. 30, 2001	
Foreign currency translation adjustments	$	(7,958)	$	(13,000)
Unrealized losses on derivatives and qualified cash flow hedges, net of tax of $441		(855)		(336)
Minimum pension liability adjustment, net of tax of $4,902		(9,512)		-
Total accumulated other comprehensive income	$	(18,325)	$	(13,336)

Intangible Assets

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates amortization of goodwill and amortization of indefinitely lived intangible assets and provides for an impairment test to be performed at least annually. Sylvan adopted this pronouncement on December 31, 2001, which was the first day of Sylvan's 2002 fiscal year. During the quarter ended March 31, 2002, a professional services firm retained by the company conducted an assessment to test for transitional goodwill impairment. The company also completed its annual assessment to test for transitional goodwill impairment as of September 29, 2002. No impairment loss resulted from either assessment.

Sylvan's intangible assets, which relate solely to its Spawn Products Segment, are as follows:

	Gross Carrying Amount				Accumulated Amortization					
(in thousands)	Goodwill		Cultures and Other		Goodwill		Cultures and Other		Net	
December 30, 2001	$	14,107	$	1,007	$	(3,776)	$	(302)	$	11,036
Additions		-		7		-		(127)		(120)
Currency Translation	$	1,891		-		(486)		-		1,405
December 29, 2002	$	15,998	$	1,014	$	(4,262)	$	(429)	$	12,321

In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," Sylvan reassessed the useful lives and the classification of its identifiable intangible assets and determined that they continue to be appropriate. The remaining useful lives of the cultures range from eight to eleven years and the other intangible assets range from three to six years.

Amortization expense for intangible assets was $127,000 for the fiscal year ended December 29, 2002. Estimated amortization expense for the five succeeding years is as follows:

(in thousands)		
	2003	127
	2004	122
	2005	67
	2006	67
	2007	65

Actual results of operations for the fiscal year ended December 29, 2002 and the pro forma results for the fiscal years ended December 30, 2001 and December 31, 2000, had Sylvan applied the non-amortization provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" in 2001 and 2000, are as follows:

(in thousands except per share data)	FISCAL YEAR ENDED		
	Dec. 29, 2002	**Dec. 30, 2001**	**Dec. 31, 2000**
Reported net income	$ 4,669	$ 5,829	$ 6,682
Add back: Goodwill amortization, Net of tax	-	363	361
Adjusted net income	$ 4,669	$ 6,192	$ 7,043
Basic earnings per share:			
Reported net income	$ 0.86	$ 1.06	$ 1.18
Add back: Goodwill amortization	-	0.07	0.06
Adjusted net income	$ 0.86	$ 1.13	$ 1.24
Diluted earnings per share:			
Reported net income	$ 0.86	$ 1.05	$ 1.18
Add back: Goodwill amortization	-	0.07	0.06
Adjusted net income	$ 0.86	$ 1.12	$ 1.24

Recent Pronouncements

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this standard related to the rescission of SFAS No. 4 should be applied in fiscal years beginning after May 15, 2002. All other provisions of this standard must be applied for financial statements issued on or after May 15, 2002. The adoption of this pronouncement did not have a material impact on the company.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred as opposed to on the date an entity commits to the exit or disposal plans. The provisions of this standard are effective for activities initiated after December 31, 2002. The adoption of this pronouncement is not expected to have a material impact on the company.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of the Statement are applicable to all companies with stock-based compensation. The provisions of this standard are effective for fiscal years ending after December 15, 2002. The adoption of this pronouncement did not have a material impact on the company as no change was made to the method of accounting for stock-based compensation.

In January 2003, the Financial Accounting Standards Board issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. It requires that companies determine whether a non-consolidated entity is a variable interest entity, as defined by FIN No. 46, and which company is the primary beneficiary of the variable interest entity's activities. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003 and apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The company is currently evaluating the impact of adopting this interpretation.

2. *INVENTORIES:*

Inventories are summarized as follows:

IN THOUSANDS

	DEC. 29, 2002	DEC. 30, 2001
Growing crops and compost material	$ 4,975	$ 5,466
Stores and other supplies	2,039	1,493
Finished products	4,411	3,160
	$ 11,425	**$ 10,119**

3. *LONG-TERM DEBT, BORROWING AND LEASE ARRANGEMENTS:*

The company has a Revolving Credit Agreement with two commercial banks, dated August 6, 1998. It provides for revolving credit loans on which the aggregate outstanding balance available to the company may not initially exceed $55.0 million. The average borrowings under this agreement were $34.7 million during 2002. The maximum aggregate outstanding balance will decline over the life of the agreement as follows:

PERIOD BEGINNING	MAXIMUM AGGREGATE OUTSTANDING BALANCE
August 6, 2003	$ 50.0 million
August 6, 2004	45.0 million

Outstanding borrowings under the agreement bear interest at either the Prime Rate or LIBOR (plus an applicable margin), at the company's option. On December 29, 2002, the company had outstanding borrowings under the agreement of $37.0 million. The revolving credit loans mature on August 5, 2005. The company intends to extend the terms of the revolving credit agreement or secure a similar arrangement through August 2007, which is concurrent with the expiration date of the longest-term interest rate swap.

The agreement provides for the maintenance of various financial covenants and includes limitations as to incurring additional indebtedness and the granting of security interests to third parties. Obligations under the agreement are guaranteed by certain wholly owned subsidiaries of the company.

The company was not in compliance with one of the financial covenants as of December 29, 2002 due to the recording of a $9.5 million minimum pension liability adjustment to "Accumulated Other Comprehensive Income" during 2002. In the first quarter of 2003, the company and its banks signed an amendment to the revolving credit agreement to adjust for the recording of the minimum pension liability adjustment and waive the loan covenant violation. The adjustment and waiver are effective as of December 29, 2002 and continue through August 5, 2005.

The company has several additional loan obligations. The outstanding balances related to these loans totaled approximately $1.4 million as of December 29, 2002 and as of December 30, 2001. Interest rates on these loans vary.

The company had a French-franc denominated loan of FF16.2 million ($2.2 million) that was repaid in January 2002.

The company incurred approximately $1.9 million in gross interest expense during 2002, including $12,000 of interest income related to interest hedges accounted for under SFAS No. 133. The weighted average interest rate was 5.0%. The contractual principal payments due under the company's loan agreements are as follows:

IN THOUSANDS

2003	$	223
2004		87
2005		37,486
2006		62
2007		62
Thereafter		465
TOTAL	**$**	**38,385**

The company has entered into various noncancelable operating leases expiring at various dates through August 31, 2005, primarily for production and office space. During the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, rental expense included in the statements of income was $461,000, $590,000, and $567,000, respectively.

Future minimum lease commitments for all noncancelable leases are as follows:

IN THOUSANDS

2003	$	485
2004		116
2005		49

4. ACCRUED SALARIES, WAGES AND EMPLOYEE BENEFITS:

Accrued salaries, wages and employee benefits were composed of the following:

IN THOUSANDS

	DEC. 29, 2002		DEC. 30, 2001	
Accrued compensation	$	2,086	$	2,030
Accrued vacation		622		533
Other		63		72
TOTAL	**$**	**2,771**	**$**	**2,635**

5. INCOME TAXES:

The company files a consolidated U.S. federal income tax return with its wholly owned U.S. subsidiaries. The company does not provide for federal income taxes on unremitted earnings of non-U.S. subsidiaries.

The amounts of income before income taxes attributable to domestic and foreign operations were as follows:

IN THOUSANDS

	FISCAL YEAR ENDED		
	DEC. 29, 2002	DEC. 30, 2001	DEC. 31, 2000
Domestic	$ 2,180	$ 3,405	$ 3,308
Foreign	5,012	5,035	5,522
TOTAL	**$ 7,192**	**$ 8,440**	**$ 8,830**

The provision (benefit) for income taxes consisted of the following:

IN THOUSANDS

	FISCAL YEAR ENDED		
	DEC. 29, 2002	DEC. 30, 2001	DEC. 31, 2000
Current:			
Federal	$ 819	$ 970	$ 861
State	2	23	(78)
Foreign	1,261	1,223	1,423
Deferred	419	192	266
Change in Valuation Allowance	(95)	82	(492)
	$ 2,406	**$ 2,490**	**$ 1,980**

A reconciliation between income taxes computed by applying the statutory U.S. federal income tax rate to income before income taxes and the actual provision for income taxes is as follows:

IN THOUSANDS

	FISCAL YEAR ENDED		
	DEC. 29, 2002	DEC. 30, 2001	DEC. 31, 2000
Income tax at U.S. federal statutory rate	$ 2,445	$ 2,869	$ 3,002
State income taxes, net of federal income tax benefit	97	37	(5)
Foreign taxes at rates other than effective U.S. rates	(201)	(488)	(462)
Net (permanent benefits) nondeductible charges	(35)	(24)	(67)
Change in tax valuation allowance	(95)	82	(492)
Other, net	195	14	4
TOTAL PROVISION FOR INCOME TAXES	**$ 2,406**	**$ 2,490**	**$ 1,980**

Temporary differences which generate significant portions of the company's deferred tax assets and liabilities as of December 29, 2002 and December 30, 2001 were as follows:

IN THOUSANDS

	DEC. 29, 2002		DEC. 31, 2001	
Postretirement benefits other than pensions	$	347	$	344
Depreciation		(3,122)		(3,407)
Pension liability (asset)		2,637		(2,213)
Net operating loss carryforwards		1,981		2,285
Other, net		12		247
Total		1,855		(2,744)
Less-Valuation allowance		(1,357)		(1,452)
NET DEFERRED TAX ASSETS (LIABILITIES)	**$**	**498**	**$**	**(4,196)**

Included in net deferred tax liabilities as of December 29, 2002 are unrealized tax benefits amounting to approximately $2.0 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable net income being generated by certain foreign and domestic operations. A $0.5 million state tax benefit resulted from the merger of two of the company's subsidiaries in the fourth quarter of 2000. The life of the carryforwards is determined by various foreign and state taxation jurisdictions. Approximately $0.3 million of the net operating losses has an indefinite carryforward period. The remaining $1.7 million of net operating losses will expire between 2003 and 2017. The company has recognized a valuation allowance that reduces the carrying value of unrealized net deferred tax benefits relating to net operating loss carryforwards to offset the deferred tax benefits that may not be realized.

6. STOCK OPTIONS:

In June 1991, the shareholders approved a stock option plan (the 1990 Plan) for employees and others who perform substantial services for the company. In April 1999, the shareholders approved an amendment and restatement of the 1990 Plan to provide for an increase to 1,700,000 in the number of shares of the company's stock which are available for the granting of options. In June 1993, the shareholders approved a stock option plan (the 1993 Plan) for nonemployee directors of the company, covering 100,000 shares of common stock. The company accounts for both plans under the Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for options granted at fair market value. Had compensation cost for these plans been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net income and earnings per share (EPS) would have been reduced to the following pro forma amounts:

IN THOUSANDS EXCEPT PER SHARE DATA

		FISCAL YEAR ENDED					
		2002		2001		2000	
Net Income:	As Reported	$	4,669	$	5,829	$	6,682
	Pro Forma		4,601		5,024		5,964
Diluted EPS:	As Reported	$	0.86	$	1.05	$	1.18
	Pro Forma		0.84		0.91		1.05

The company's Board of Directors, through its Stock Option and Compensation Committee, may grant options under the 1990 Plan. Grants under the 1993 Plan are nondiscretionary. The Committee has granted options (net of cancellations) for 1,287,081 shares through December 29, 2002 under the 1990 Plan and 88,000 shares have been granted under the 1993 Plan. Under both plans, the option exercise price equals the stock's market price on the date of grant. The 1990 Plan options are exercisable one year from the grant date in installments over a period of three years and expire after ten years. The 1993 Plan options are exercisable six months from the grant date and expire ten years after the grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants made in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.17%, 3.62% and 5.74%; no expected dividend yields; expected lives of 8.0 years; expected volatility of 34%, 34% and 34%.

A summary of the status of the company's stock option plans as of December 29, 2002, December 30, 2001, and December 31, 2000, and changes during the years then ended, is presented in the tables below:

SHARES IN THOUSANDS

	2002		2001		2000	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	827	$ 11.22	841	$ 11.21	859	$ 11.54
Granted	22	11.40	3	12.50	132	8.75
Exercised	(34)	9.18	(13)	10.05	(10)	8.75
Forfeited	(24)	12.14	(4)	12.74	(140)	11.08
OUTSTANDING AT END OF YEAR	791	11.27	827	11.22	841	11.21
Exercisable at end of year	747	11.42	703	11.60	570	11.64
Weighted average fair value of options granted		$ 5.12		$ 5.73		$ 4.50

As of December 29, 2002, the characteristics of the stock options under both plans were as follows:

	Ranges of Exercise Prices	
	$8.625-$12.875	**$13.00-$15.00**
Outstanding Options:		
Number	603,540	188,000
Weighted average exercise price	$ 10.46	$ 13.93
Weighted average remaining contractual life (in years)	5.1	5.6
Exercisable Options:		
Number	559,240	188,000
Weighted average exercise price	$ 10.57	$ 13.93
Nonexercisable Options:		
Number	52,300	-
Weighted average exercise price	$ 9.25	$ -

7. *EMPLOYEE BENEFITS:*

The company has a noncontributory defined benefit pension plan covering substantially all of the former employees of a former operation and certain employees of Sylvan Foods, Inc. and Sylvan America, Inc., wholly owned subsidiaries of the company. The company's funding policy is to contribute annually an amount that satisfies the minimum funding requirement under the Employee Retirement Income Security Act and that is also deductible for federal income tax purposes.

The accumulated benefit obligations as of December 29, 2002 and December 30, 2001 were $33.4 million and $30.1 million, respectively, all of which were fully vested. The plan's assets consist primarily of U.S. government obligations, temporary deposits, common stocks and corporate obligations.

The plan's funded status and amounts recognized in the company's consolidated financial statements, together with certain accumulated postretirement medical benefit obligations, are set forth in the following tables:

IN THOUSANDS

	PENSION BENEFITS			OTHER BENEFITS		
	DEC. 29, 2002	DEC. 30, 2001	DEC. 31, 2000	DEC. 29, 2002	DEC. 30, 2001	DEC. 31, 2000
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 30,085	$ 30,252	$ 30,109	$ 931	$ 985	$ 1,044
Interest cost	2,171	2,174	2,176	53	69	71
Actuarial (gain) loss	3,481	-	302	(164)	(17)	(41)
Benefits paid	(2,368)	(2,341)	(2,335)	(85)	(106)	(89)
BENEFIT OBLIGATION AT END OF YEAR	**$ 33,369**	**$ 30,085**	**$ 30,252**	**$ 735**	**$ 931**	**$ 985**
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 30,220	$ 33,849	$ 34,362	$ -	$ -	$ -
Actual return on plan assets	(2,240)	(1,288)	1,822	-	-	-
Employer contributions	-	-	-	85	106	89
Benefits paid	(2,368)	(2,341)	(2,335)	(85)	(106)	(89)
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	**$ 25,612**	**$ 30,220**	**$ 33,849**	**$ -**	**$ -**	**$ -**
Reconciliation of funded status:						
Funded status	$ (7,757)	$ 135	$ 3,597	$ (735)	$ (931)	$ (985)
Unrecognized net actuarial (gain)/loss	14,414	6,372	2,307	(117)	43	60
Unrecognized prior service Cost	-	-	-	(44)	(49)	(56)
PREPAID (ACCRUED) BENEFIT LIABILITY	**$ 6,657**	**$ 6,507**	**$ 5,904**	**$ (896)**	**$ (937)**	**$ (981)**

IN THOUSANDS

	PENSION BENEFITS			OTHER BENEFITS		
	DEC. 29, 2002	DEC. 30, 2001	DEC. 31, 2000	DEC. 29, 2002	DEC. 30, 2001	DEC. 31, 2000
AMOUNTS RECOGNIZED ON THE CONSOLIDATED BALANCE SHEET						
Prepaid pension cost (included in "Other Assets" in the Consolidated Balance Sheet)	$ -	$ 6,507	$ 5,904	$ -	$ -	$ -
Accrued benefit liability (included in "Other Employee Benefits" in the Consolidated Balance Sheet)	(7,757)	-	-	-	-	-
Accumulated other comprehensive loss	14,414	-	-	-	-	-
NET AMOUNT	**$ 6,657**	**$ 6,507**	**$ 5,904**	**$ -**	**$ -**	**$ -**
Weighted-average assumptions as of October 31 of each fiscal year:						
Discount rate	6.80%	7.50%	7.50%	6.80%	7.50%	7.50%
Expected return on plan assets	8.50%	9.00%	9.00%	-	-	-
Components of net periodic pension cost (income):						
Interest cost	$ 2,171	$ 2,174	$ 2,176	$ 53	$ 69	$ 71
Expected return on plan assets	(2,450)	(2,778)	(2,824)	-	-	-
Amortization of prior service Cost	-	-	-	(6)	(6)	(6)
Recognized net actuarial (gain)/loss	129	-	-	(4)	-	-
NET PERIODIC BENEFIT COST (INCOME)	**$ (150)**	**$ (604)**	**$ (648)**	**$ 43**	**$ 63**	**$ 65**
Assumed health care cost trend:						
Initial trend rate				10.00%	6.56%	6.95%
Ultimate trend rate				5.00%	5.00%	5.00%
Year ultimate trend reached				2008	2005	2005

A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	ONE PERCENTAGE POINT INCREASE	ONE PERCENTAGE POINT DECREASE
Effect on total of service and interest cost components for 2002	$ 1	$ (1)
Effect on 2002 postretirement benefit obligation	6	(5)

Additionally, during 1999 certain hourly paid workers at the company's Quincy Farms subsidiary became participants in a union-sponsored, collectively bargained, multi-employer pension plan to which the company makes contributions based on negotiated fixed amounts per hour per employee. Expenses recorded in connection with this plan for fiscal years 2002, 2001 and 2000 were $35,000, $38,000 and $30,000, respectively.

The collective bargaining agreement, dated January 21, 2001, with the union representing certain hourly workers of Quincy Farms contains a profit sharing bonus provision. The contract covers the 2001, 2002 and 2003 fiscal years. The bonus pool is calculated on Quincy's incremental operating income greater than base amounts. Expense recorded for this plan was $23,000 during 2002 and $85,000 during 2001.

8. NATURE OF OPERATIONS AND BUSINESS SEGMENT INFORMATION:

Sylvan is a worldwide producer and distributor of products for the mushroom industry, specializing in spawn (the equivalent of seed for mushrooms) and spawn-related products and services, and is a major grower of fresh mushrooms in the United States. The company has two reportable business segments: Spawn Products, which includes spawn-related products, services and bioproducts, and Fresh Mushrooms. Spawn-related products include casing inoculum, nutritional supplements and disease-control agents. The Fresh Mushrooms Segment is comprised of Quincy Farms, a large, regional producer of fresh mushrooms.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company evaluates the performance of each segment based on profit or loss from operations. The company accounts for intersegment sales at a transfer price that approximates an arms-length sale to an unrelated third party.

The company's reportable segments are strategic business units that offer different products and serve different customers. They are managed separately since each business requires different technology, techniques and marketing strategies.

IN THOUSANDS

		Spawn Products Segment	Fresh Mushrooms Segment	Total Reportable Segments
Total Revenues	2002	$ 63,996	$ 25,517	$ 89,513
	2001	$ 63,559	$ 23,621	$ 87,180
	2000	$ 65,199	$ 22,035	$ 87,234
Intersegment Revenues	2002	$ 1,321	$ -	$ 1,321
	2001	$ 1,269	$ -	$ 1,269
	2000	$ 1,287	$ -	$ 1,287
Depreciation Expense	2002	$ 4,195	$ 1,409	$ 5,604
	2001	$ 3,793	$ 1,549	$ 5,342
	2000	$ 3,578	$ 1,623	$ 5,201
Operating Income	2002	$ 10,567	$ 2,879	$ 13,446
	2001	$ 11,849	$ 2,642	$ 14,491
	2000	$ 13,368	$ 2,135	$ 15,503
Net Fixed Asset Expenditures	2002	$ 3,219	$ 2,925	$ 6,144
	2001	$ 6,330	$ 2,236	$ 8,566
	2000	$ 5,191	$ 911	$ 6,102
Assets	2002	$ 85,166	$ 19,812	$ 104,978
	2001	$ 79,700	$ 19,040	$ 98,740
	2000	$ 76,462	$ 21,565	$ 98,027

Reconciliation to Consolidated Financial Data

IN THOUSANDS

	2002	2001	2000
Revenues:			
Total for reportable segments	$ 89,513	$ 87,180	$ 87,234
Elimination of intersegment revenues	(1,321)	(1,269)	(1,287)
TOTAL CONSOLIDATED REVENUES	**$ 88,192**	**$ 85,911**	**$ 85,947**
Depreciation Expense:			
Total for reportable segments	$ 5,604	$ 5,342	$ 5,201
Unallocated corporate expenses	38	33	32
TOTAL CONSOLIDATED DEPRECIATION EXPENSE	**$ 5,642**	**$ 5,375**	**$ 5,233**
Operating Income:			
Total for reportable segments	$ 13,446	$ 14,491	$ 15,503
Unallocated corporate expenses	(4,386)	(3,500)	(3,989)
TOTAL CONSOLIDATED OPERATING INCOME	**$ 9,060**	**$ 10,991**	**$ 11,514**
Net Fixed Asset Expenditures:			
Total for reportable segments	$ 6,144	$ 8,566	$ 6,102
Unallocated corporate expenditures	-	33	2
TOTAL CONSOLIDATED NET FIXED ASSET EXPENDITURES	**$ 6,144**	**$ 8,599**	**$ 6,104**
Assets:			
Total for reportable segments	$ 104,978	$ 98,740	$ 98,027
Prepaid pension asset from former operation	-	6,507	5,904
Unallocated corporate assets	1,828	1,843	1,843
TOTAL CONSOLIDATED ASSETS	**$ 106,806**	**$ 107,090**	**$ 105,774**

Geographic Analysis of Net Long-Lived Assets

IN THOUSANDS

	UNITED STATES	FRANCE	NETHERLANDS	OTHER FOREIGN COUNTRIES	TOTAL
2002	$ 26,994	$ 11,202	$ 4,896	$ 15,695	$ 58,787
2001	26,161	9,219	4,457	14,439	54,276
2000	25,225	8,560	5,089	13,662	52,536

Geographic Analysis of Revenues Based on Location of Customer

IN THOUSANDS

	UNITED STATES	FRANCE	NETHERLANDS	OTHER FOREIGN COUNTRIES	TOTAL
2002	$ 45,273	$ 6,390	$ 9,536	$ 26,993	$ 88,192
2001	40,660	6,779	8,880	29,592	85,911
2000	41,703	7,440	8,778	28,026	85,947

The majority of Sylvan's Fresh Mushrooms Segment sales were to C And C Carriage Mushroom Company. C And C began purchasing and marketing all of Quincy's production in January 2000. C And C is not affiliated with Sylvan or any of its subsidiaries and the purchase and marketing contract, dated January 14, 2000, carries an initial term of five years.

No other single customer accounted for 10% or more of Sylvan's sales during the fiscal years ended December 29, 2002, December 30, 2001 or December 31, 2000. The majority of the company's $14.4 million in trade accounts receivable are from regional mushroom growers and composters. Approximately $2.2 million of the receivable is due from C And C and is partially secured by a letter of credit for $1.25 million.

Sylvan sells its products to customers primarily in North America and Europe. Credit sales are also made to customers in Australia, Asia, Africa and South America. Many of these customers are privately held businesses with limited capital resources. The company performs ongoing credit evaluations of customers, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations.

9. RELATED-PARTY TRANSACTIONS:

During fiscal years 2002, 2001 and 2000, a nonemployee director's business interests purchased spawn and spawn-related products at fair market value totaling $493,000, $589,000 and $621,000, respectively. These business interests purchased mushrooms and services at fair market value totaling $5,000 in 2001 from the company's subsidiaries.

Report of Independent Auditor

To the Board of Directors and Shareholders of Sylvan Inc.:

We have audited the accompanying consolidated balance sheet of Sylvan Inc. (a Nevada corporation) and subsidiaries as of December 29, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sylvan Inc. and subsidiaries as of December 30, 2001, and for the two fiscal years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sylvan Inc. and subsidiaries as of December 29, 2002, and the results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States.

As more fully discussed in Note 1 to the consolidated financial statements, effective December 31, 2001, Sylvan Inc. adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142).

As discussed above, the consolidated financial statements of Sylvan Inc. as of December 30, 2001, and for the two fiscal years then ended were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by SFAS No. 142, which was adopted by the company as of December 31, 2001. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 and 2000 included *(a)* agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill as a result of initially applying Statement No. 142 to the company's underlying records obtained from management, and *(b)* testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

Ernst & Young LLP

January 31, 2003

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Sylvan Inc.:

We have audited the accompanying consolidated balance sheets of Sylvan Inc. (a Nevada corporation) and Subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sylvan Inc. and Subsidiaries as of December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.



Pittsburgh, Pennsylvania
February 1, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the company's Annual Report on Form 10-K for the year ended December 30, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with our Annual Report on Form 10-K.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

IN MILLIONS EXCEPT SHARE DATA

	FISCAL YEAR ENDED				
	2002	**2001**	**2000**	**1999**	**1998**
Income Statement Data:					
Net sales	$ 88.2	$ 85.9	$ 85.9	$ 89.8	$ 89.8
Operating income	9.1	11.0	11.5	10.6	11.1
Net income	4.7	5.8	6.7	6.1	6.3
Net income per common share - basic (1)	0.86	1.06	1.18	1.00	0.98
Net income per common share - diluted (1)	0.86	1.05	1.18	1.00	0.97
Weighted average shares - basic	5,402,859	5,500,799	5,658,860	6,112,007	6,440,287
Weighted average shares - diluted	5,454,700	5,551,673	5,665,974	6,130,694	6,533,740
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 14.9	$ 17.2	$ 17.4	$ 16.9	$ 16.9
Balance Sheet Data:					
Total assets	$ 106.8	$ 107.1	$ 105.8	$ 109.5	$ 102.6
Long-term debt and other long-term liabilities	49.7	45.5	47.7	51.8	38.4
Shareholders' equity	47.3	50.9	49.5	47.2	50.3
Working capital	24.6	23.2	23.0	22.8	18.9
Net cash provided by operations	12.7	10.7	9.7	13.0	10.2
Net cash used in investing	6.1	8.7	6.2	12.2	9.8
Net cash (used in) provided by financing	(6.8)	(1.8)	(5.2)	1.4	0.1
Cash dividends per common share	-	-	-	-	-

(1) Earnings per share for the year may be different than the sum of the quarterly earnings per share due to rounding.

QUARTERLY RESULTS OF OPERATIONS

UNAUDITED, IN THOUSANDS EXCEPT SHARE DATA

	FIRST QUARTER	**SECOND QUARTER**	**THIRD QUARTER**	**FOURTH QUARTER**
2002:				
Net sales	$ 20,918	$ 21,388	$ 22,275	$ 23,610
Gross profit	8,840	8,834	8,663	9,745
Net income	1,216	985	1,109	1,360
Net income per common share - basic	0.22	0.18	0.20	0.26
Net income per common share - diluted	0.22	0.18	0.20	0.25
Weighted average shares - basic	5,432,052	5,435,171	5,439,697	5,304,318
Weighted average shares - diluted	5,481,924	5,499,634	5,502,408	5,334,800
2001:				
Net sales	$ 20,881	$ 21,074	$ 21,848	$ 22,108
Gross profit	8,969	8,880	8,955	9,289
Net income	1,177	1,372	1,508	1,773
Net income per common share - basic	0.21	0.25	0.27	0.33
Net income per common share - diluted	0.21	0.25	0.27	0.32
Weighted average shares - basic	5,517,556	5,522,172	5,523,618	5,439,849
Weighted average shares - diluted	5,552,575	5,580,688	5,584,890	5,485,552

DIRECTORS

Dennis C. Zensen
Chairman

William L. Bennett
Vice-Chairman
PlanVista Corporation

Monir K. Elzalaki
President
Sylvan America, Inc.

Virgil H. Jurgensmeyer
Chairman
J-M Farms, Inc.

Nelson Obus
President
Wynnefield Capital, Inc.

OFFICERS

Dennis C. Zensen
Chairman, President and
Chief Executive Officer

Donald A. Smith
Chief Financial Officer

Fred Y. Bennitt
Secretary/Treasurer

Monir K. Elzalaki
President, Sylvan America, Inc.

Gregory J. Verhagen
President, Quincy Farms

Gary D. Walker
President, Sylvan Bioproducts, Inc.

Michael A. Walton
Managing Director, Sylvan Europe

CORPORATE INFORMATION

Annual Report/Form 10-K
Individuals wanting additional copies of this report and copies of Sylvan's 2002 Form 10-K report to the Securities and Exchange Commission should make requests in writing to: Investor Relations, Sylvan Inc., P.O. Box 249, Saxonburg, PA 16056-0249. These reports are also available online at www.sylvaninc.com.

Transfer Agent
Sylvan's transfer agent and registrar is Mellon Investor Services LLC, P.O. Box 3315, South Hackensack, NJ 07606-1915, 800-851-9677. www.mellon-investor.com.

Independent Auditor
Sylvan's independent auditor is Ernst & Young LLP, One Oxford Centre, Pittsburgh, PA 15219, 412-644-7800.

Share Price Information
Sylvan's common stock is traded on The Nasdaq Stock Market under the symbol "SYLN." Set forth below are the high and low sales prices for Sylvan's common stock for the indicated years as reported by The Nasdaq Stock Market.

2002	High Price	Low Price
1st Qtr.	$ 12.30	$ 11.05
2nd Qtr.	13.26	11.21
3rd Qtr.	14.00	11.69
4th Qtr.	12.23	10.18

2001	High Price	Low Price
1st Qtr.	$ 15.00	$ 9.13
2nd Qtr.	13.00	11.00
3rd Qtr.	13.15	11.31
4th Qtr.	12.00	10.85

Trademarks
Sylvan, Somycel and Hauser are registered trademarks of Sylvan Inc. or its subsidiaries in the United States and other countries.

SYLVAN INC.
www.sylvaninc.com
333 Main Street, P.O. Box 249, Saxonburg, PA 16056-0249